FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	July	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Enterprise Service 10 Now Available as a Hosted Service	3.

Document 1

  NEWS RELEASE
July 23, 2014

FOR IMMEDIATE RELEASE

BlackBerry Enterprise Service 10 Now Available as a Hosted Service

Waterloo, ON – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today announced that BlackBerry Enterprise Service 10 (BES10) will now be available as a hosted service through third-party partners worldwide. BES10 Hosted provides the benefits of trusted BlackBerry enterprise mobility management (EMM) and advanced security capabilities with the convenience of hosted IT administration.

BES10 Hosted allows organizations to benefit from BlackBerry’s secure network while leveraging the expertise of a BlackBerry hosting partner to manage their IT environment. With BES10 Hosted, channel partners can manage and secure iOS®, Android™ and BlackBerry devices to meet their clients’ diverse mobile business requirements.

“BlackBerry’s BES10 Hosted is focused on providing more choices and flexibility in how enterprise customers can manage their mobile environments,” said John Sims, President of Enterprise Services at BlackBerry. “We’re working closely with our hosting partners to deliver best-in-class managed services to customers in a way that meets their unique business needs without compromising on security, reliability and cost-efficiency.”

As part of BES10 Hosted, customers have the benefits of BES10 including:

•	A multi-platform EMM offering with a user self-service portal for easy authentication and device management.
•	Support from the hosting partners, backed by BlackBerry’s world-class technical support.
•	Container options for all supported devices: Native built-in BlackBerry Balance™ for BlackBerry 10 devices and Secure Work Space for iOS and Android.
•
Powerful application management capabilities such as the ability to distribute public apps, custom apps, ensure device compliance and centrally manage work apps via work app catalogs and software configuration profiles.

•	Unified console to manage existing BlackBerry OS devices as well as BlackBerry 10, iOS and Android devices.
•	Support for BES10 Gold level EMM and BBM™ Protected.

BES10 Hosted is a scalable solution that can be leveraged by small businesses to global enterprises alike. Hosting partners will also be able to offer silver and gold tiers of BES10 to meet the security, device and application management needs of their customers.

BlackBerry Customer and Partner Validation

“Exchange My Mail is Federal Information Security Management Act (FISMA) certified and coupled with the availability of BES10 Hosted, the ultimate platform for secure end-to-end multiplatform mobility, we will now be able to offer our customers a robust solution for BlackBerry and third party devices,” said Steven Daneshgar, COO of Exchange My Mail. “From a security perspective, I’m pleased that our customers will have access to the only EMM solution that has achieved Full Operational Capability for Department of Defense Networks, by offering BES10 Hosted.”

"With BES10 Hosted, Solvitio can offer our customers flexible, cost-effective and easy to handle hosting for businesses of all sizes, scalable from one user to hundreds and thousands,” said Joerg Baumann, CEO of Solvitio GmbH.

“Today we are proud to announce the launch of our BES10 Hosted service,” said Marco Gocht, CEO of ISEC7 Group, a Global Strategic BlackBerry Partner. “It offers a diverse portfolio of mobile enterprise managed services, including dedicated BES10 hosting, high availability solutions, and fully managed services with the flexibility of monthly subscriptions. This will allow customers to extend their cloud strategy for mobile infrastructures.”

For more information about BES10 Hosted and to become a hosting partner, please visit: www.blackberry.com/hosting.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The Company trades under the ticker symbols “BB” on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Media Contact:
Kim Geiger
BlackBerry
289-261-5642
kgeiger@blackberry.com

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	July 23, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer